UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8/65391

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/223 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Growth Energy Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2651 N. Harwood, Suite 410
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Russell Weinberg	214-219-8201	rweinberg@nrgcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. RUSSELL WEINBERG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GROWTH ENERGY CAPITAL ADVISORS LLC, as of 27th Day of February, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET S THOMPSON
Notary ID #10411048
My Commission Expires
July 16, 2024

NOTARY PUBLIC STATE OF TEXAS

Signature: J. Russell Weinberg

Title: DIRECTOR

Margaret Thompson
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Growth Energy Capital Advisors, LLC,
d.b.a. Energy Capital Solutions, LLC
TABLE OF CONTENTS
December 31, 2023



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our responsibility is to express an opinion on Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's financial statements. The supplemental information is the responsibility of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's auditor since 2002.
Dallas, Texas
February 27, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Financial Condition

as of December 31, 2023

ASSETS

Cash	$	163,611
TOTAL ASSETS	$	163,611

LIABILITIES AND MEMBER'S EQUITY

Deferred Revenue	$	50,000
TOTAL LIABILITIES		50,000
MEMBER'S EQUITY		113,611
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	163,611

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Operations

for the Year Ended December 31, 2023

REVENUE

Financial Advisory Fees	$	92,123
TOTAL REVENUE		**92,123**

EXPENSES

Regulatory Expenses		39,836
Compensation, Operating and Overhead		600,500
TOTAL EXPENSES		**640,336**
NET LOSS	$	**(548,213)**

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Changes in Member's Equity

for the Year Ended December 31, 2023

MEMBER'S EQUITY, BEGINNING OF YEAR	$	661,824
Net Loss		(548,213)
MEMBER'S EQUITY, END OF YEAR	$	113,611

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Statement of Cash Flows

for the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(548,213)
Adjustments to Reconcile Net Loss to Net Cash Provided by/(used) by Operating Activities:		
Changes in Operating Assets and Liabilites:		0
Net Cash used in by Operating Activities		(548,213)
NET DECREASE IN CASH		(548,213)
Beginning of Year		711,824
End of Year	$	163,611

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Information Protection Corporation, Inc. ("SIPC"). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC, (the "Parent"). The Company is controlled by the Parent, a Texas limited Liability company. The entities share expenses and engage in intercompany transactions (See Note 6). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The company is an energy-focused investment bank providing capital raising and merger and acquisition ("M&A") advisory services to public and private energy companies. The Company is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company limits its business activities exclusively to raising private capital and providing M&A advisory services to public and private energy companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Financial Advisory Fees

The Company provides advisory services for raising private capital and M&A to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax

The Company is a single member limited liability company and is therefore treated as a disregarded entity for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is an obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2023, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $113,611, which was $108,611 in excess of its required net capital of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.0 to1.

4. CONCENTRATIONS

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. As of December 31, 2023, the Company's uninsured cash balance totaled approximately $0. During the year ending December 31,2023, 100% of the Company's revenue is derived from two customers

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. During the year ending December 31, 2023, the Company earned all of its service revenue through referrals from its Parent. The Company and the Parent entered into a Services Agreement effective January 1, 2018, for a one-year term, automatically renewable unless canceled by either Party. The

agreement has automatically renewed through December 31, 2024. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $10,875 plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the year ending December 31, 2023, the Company paid management fees to the Parent of approximately $600,500 which is reflected in compensation, operating and overhead expenses in the accompanying Statement of Operations. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

7. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

Accounting standards that have been recently issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

8. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 27, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

as of December 31, 2023

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	113,611
Add:		
Other deductions or allowable credits		0
Total capital and allowable subordinated liabilities		113,611
Deductions and/or charges:		
Non-allowable assets		0
Net capital before haircuts on securities positions		113,611
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		0
Net Capital	$	113,611

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule I, Continued

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

as of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 of Total Aggregate Indebtedness)	$	0
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess Net Capital	$	108,611
Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	$	107,611
Ratio: Aggregate Indebtedness to Net Capital		0.00 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilites existed at any time during the year.

Growth Energy Capital Advisors, LLC,

d.b.a. Energy Capital Solutions, LLC

Schedule II

Statement Regarding Reserve Requirements and Possession or Control Requirements

As of December 31, 2023

EXEMPTIVE PROVISIONS

The Company is considered a Non-Covered Firm exempt from 17 C.F.R § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R § 240.17a-5. The Company limits its business activities exclusively to raising private capital and providing merger and acquisition advisory servies to public and private energy companies. The comany does not hold funds or securities. As a Non-Covered Firm, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to raising private capital and providing merger and acquisition advisory services to public and private energy companies. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2023, without exception.

Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Energy Capital Advisors, LLC, d.b.a. Energy Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
February 27, 2024

EXEMPTION REPORT

Growth Energy Capital Advisors, LLC, d.b.a Energy Capital Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and(4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising private capital and providing merger and acquisition advisory services to public and private energy companies and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Russell Weinberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

J. Russell Weinberg
Managing Director
February 13, 2024